Exhibit (a)(6)(v)

MICROSOFT STOCK OPTION TRANSFER PROGRAM DEFINED TERMS USED IN THE EMPLOYEE ELECTION TOOL (A complete list of defined Terms is set forth on page 40 of the Notice of Stock Option Program)

Term	Definition
Available Trading Day	A trading day on which (a) there is no market disruption, (b) Microsoft’s registration statement is available (pursuant to the terms of our agreements with JPMorgan) to be used by JPMorgan in connection with JPMorgan’s hedging activities, and (c) if JPMorgan so requests, we or our counsel has delivered a statement to JPMorgan regarding the availability of such registration statement.

Average Closing Price	The arithmetic average (rounded up to the nearest 1/10,000 of a dollar) of the official Nasdaq closing price of our common stock for every Available Trading Day during the Averaging Period.

Averaging Period	The period beginning no later than the first business day following the second calendar day after the Election Deadline and ending on and including the earlier of (i) Monday, December 15, 2003 or (ii) the 15th consecutive Available Trading Day.

Contingent Payment	The one or two portions of the Total Payment, remaining after payment of the Initial Payment, to be made after the applicable period of vesting.

Election Period	The period during which you may elect to participate in or to withdraw from the Stock Option Transfer Program, beginning on Wednesday, October 15, 2003 and ending as of the Election Deadline currently scheduled to be Midnight, New York City/Eastern Time, on Wednesday, November 12, 2003.

Election Deadline	The date and time at which the Election Period for the Stock Option Transfer Program will end, which will be Wednesday, November 12, 2003, at Midnight, New York City/Eastern Time, unless we extend it as explained in Section 7 of the Terms and Conditions.

Eligible Employee

A person who:

•      holds Eligible Options;

•      is an employee of Microsoft or one of its subsidiaries (including a part-time employee or an employee on leave of absence) during the entire Election Period, up to and including the Election Deadline;

•      is not an advisor or consultant of Microsoft or its subsidiaries or a member of the Board of Directors; and

•      is not employed in Belgium, Italy or Pakistan.

Eligible Option

Options or share appreciation rights that:

1.      are vested and unvested stock options, incentive stock options, and share appreciation rights;

2.      are outstanding from the first day of the Election Period up to and including the Election Deadline;

3.      were granted under the Microsoft 1991 Stock Option Plan, the Microsoft 2001 Stock Plan, the employee stock option plan that Microsoft assumed in connection with Microsoft’s acquisition of Visio Corporation, or the 1997 Share Appreciation Rights Plan (together, the “Option Plans”);

4.      have an exercise price per share (or in the case of a share appreciation right, a grant date value) equal to or greater than $33.00; and

5.      expire on or after February 29, 2004.

Initial Payment	The payment we intend to make no later than December 31, 2003 in the amounts described in the payment schedules in the Notice.

market disruption	In respect of our common stock, the occurrence or existence of (i) any suspension of or limitation imposed by Nasdaq, the Archipelago Exchange (“ARCA”), the Chicago Board Options Exchange (the “CBOE”) or otherwise on trading of our common stock or futures or options contracts relating to our common stock; (ii) any event (other than an event described in clause (iii) below) that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market value for, our common stock or futures or options contracts relating to our common stock at any time during the one hour period that ends the regular trading session of Nasdaq, ARCA or the CBOE; (iii) the closure of Nasdaq, ARCA or the CBOE on any trading day on which it is open for trading during its regular trading session, prior to its scheduled closing time unless such earlier closing time is announced by Nasdaq, ARCA or the CBOE, as the case may be, at least one hour prior to the earlier of (A) the actual closing time for the regular trading session or (B) the submission deadline for orders to be executed at the end of the regular trading session; or (iv) any trading day on which Nasdaq, ARCA or the CBOE, as the case may be, fails to open for trading during its regular trading session.

Submitted Election	Your proper and timely use of any of these methods (or another method as otherwise specified in writing by our Chief Financial Officer, General Counsel, or Vice President of Human Resources) to submit an election to participate or an election to withdraw from participation. To be timely, your election must be RECEIVED before the Election Deadline either by us via the Employee Election Tool or by Mellon Investor Services via facsimile at (201) 329-8456 or by mail to “Mellon Investor Services LLC, Attn: Reorganization Dept., P.O. Box 3301, South Hackensack, NJ 07606, USA.” If you are employed in Argentina, Brazil, Bulgaria, Chile, Czech Republic, Dominican Republic, Egypt, France, Germany, Guatemala, Indonesia, Kuwait, Latvia, Lebanon, Morocco, Oman, Paraguay, Russia, Turkey or Uruguay and you make your election using the Employee Election Tool, then in addition to your online election, Mellon Investor Services must RECEIVE the signed copy of your Election Form either by facsimile or by mail before the Election Deadline.

Total Payment	The sum of the Initial Payment and Contingent Payment(s), if any, for your Eligible Options. If the Total Payment to you is $20,000 or less, you will receive 100% of the Total Payment upfront. If the Total Payment exceeds $20,000, you will be paid the greater of (i) 33.33% of the Total Payment, or (ii) $20,000, upfront; the remainder will be a Contingent Payment(s), subject to vesting, except if you are employed in certain foreign countries.

trading day	Any day (except November 28, 2003) on which Nasdaq, ARCA or the CBOE, as the case may be, is scheduled to be open for trading for its regular trading session.